UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25
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                           NOTIFICATION OF LATE FILING
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(Check One):      [ ]Form 10-K      [X]Form 20-F     [ ]Form 11-K      [ ]Form 10-Q     [ ]Form N-SAR

                  For Period Ended: August 31, 2000
                                    ---------------
                  [   ] Transition Report on Form 10-K
                  [   ] Transition Report on Form 20-F
                  [   ] Transition Report on Form 11-K
                  [   ] Transition Report on Form 10-Q
                  [   ] Transition Report on Form N-SAR
                  For the Transition Period Ended:
                                                  --------------------------------------------------------

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                Read Instruction (on back page) Before Preparing Form. Please Print or Type.
NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED
                                                  HEREIN.
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If the  notification  relates  to a portion of the  filing  checked  above, identify the Item(s) to which the notification relates:

                             BAAN COMPANY N.V.
           (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                              THE NETHERLANDS
              (JURISDICTION OF INCORPORATION OR ORGANIZATION)

                         BARON VAN NAGELLSTRAAT 89
                             3770 LK BARNEVELD
                              THE NETHERLANDS
                 (ADDRESSES OF PRINCIPAL EXECUTIVE OFFICE)


PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
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PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

                      Please see attached Exhibit 99.1
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PART IV - OTHER INFORMATION


(1)  Name and telephone number of person to contact in regard to this notification
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                    John Clayton                         +44-20                         7834-3848
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                      (Name)                           (Area Code)                  (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the
     Securities Exchange Act of 1934 or Section 30 of the Investment Company
     Act of 1940 during the preceding 12 months or for such shorter period
     that the registrant was required to file such report(s) been filed?  If     [X]Yes  [ ]No
     answer is no, identify report(s).

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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected
     by the earnings statements to be included in the subject report or          [X]Yes  [ ]No
     portion thereof?
     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                  Please see attached Exhibit 99.1
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                             BAAN COMPANY N.V.

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date  March 26, 2001                                      By /s/Timothy Voak, Managing Director
      --------------------------------                       ----------------------------------
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                                EXHIBIT 99.1

                             INTRODUCTORY NOTE

     At the end of August 2000, Invensys plc became the beneficial owner of over 80% of our common shares, pursuant to a tender offer. At about the same time, Invensys and the Company entered into an asset purchase agreement pursuant to which a subsidiary of Invensys purchased all of our assets and assumed all of our liabilities. In connection with the asset purchase, Invensys announced its intention to cause the Company to proceed with liquidation.

     As part of an overall agreement with the Dutch tax authorities covering these transactions, we changed our fiscal year end from December 31 to August 31. This resulted in our annual report on Form 20-F being due several months ahead of prior years.

     At the end of October 2000, the Dutch tax authorities announced proposed changes to the tax regime in the Netherlands applicable to distributions by companies after January 1, 2001. These changes, which were subsequently approved and came into effect on January 1, 2001, relate to the level of corporate surtax computed on certain distributions. Although the Company and our advisors have been in discussions with fiscal authorities in the Netherlands to ascertain the implications of the new Dutch tax laws on the liquidation of the Company, these discussions have not yet been concluded.

     We have no operations, subsidiaries or property, plant or equipment. We exist merely as a shell in anticipation of liquidation, and Invensys remains committed to the plan to liquidate the Company. However, we have not yet been able to proceed with the liquidation process.

     It was originally intended that we would be far enough along in the liquidation process that the filing of an annual report on Form 20-F for the eight months ended August 31, 2000 would not be necessary. We will not be able to file a Form 20-F until our audited financial statements are prepared. Unfortunately, PricewaterhouseCoopers, our previous auditors, have resigned. We have commenced the process of interviewing other accounting firms to engage them to perform the necessary audits. This process is not yet complete, and the audit work has not yet begun.

                         FORWARD-LOOKING STATEMENTS

     This Exhibit to the Form 12b-25 contains forward-looking statements that are based on current expectations, estimates and projections, management's beliefs and assumptions made by management. Words such as "expects", "anticipates", "intends", "plans", "believes", "seeks", "estimates", variations of such words, and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performances and involve risks and uncertainties which are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. We undertake no obligation to update publicly any forward-looking statements in this Exhibit to the Form 12b-25.

                     IMPORTANT INVESTOR CONSIDERATIONS

We have no remaining operations.
-------------------------------

     After the sale of all our assets to Invensys and the assumption by Invensys of all our liabilities, we ceased to be an operating company. Our only assets are a loan to Invensys of euro 762 million reflecting the purchase price for the assets sale. As part of the asset sale, Invensys agreed that it would pursue a liquidation of the Company and would contribute sufficient funds so that upon liquidation all remaining shareholders would receive euro 2.85 per share. Because we have no other assets and have no operations, we cannot generate any profits and can make no distributions prior to liquidation. Essentially, each common share represents the right to receive euro 2.85 per share upon the Company's liquidation when it occurs.

We do not know when our liquidation will be complete.
----------------------------------------------------

     We originally anticipated that the Company would be liquidated within one year of the close of the asset sale to Invensys. We cannot assure you that we will be able to liquidate the Company by that date, September 1, 2001. As described herein, a number of steps need to be taken in order for the liquidation to occur. Not all of the steps are within the Company's control.

Our shares only trade on the Amsterdam Stock Exchange with low daily trading volumes.
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     Our common shares were delisted from the NASDAQ National Market in
October 2000. The only remaining market for our common shares is the Amsterdam Stock Exchange. Since the completion of Invensys' tender offer for our common shares, daily trading volumes have been low. As a result, liquidity for our common shares is severely reduced.

United States judgments against Netherlands corporations, directors and officers are not directly enforceable in the Netherlands.
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     Judgments of United States courts, including judgments against Baan, our directors or our officers predicated on the civil liability provisions of the federal securities laws of the United States, are not directly enforceable in the Netherlands.

                    BACKGROUND TO THE CURRENT SITUTATION

     Baan Company was founded in the Netherlands in 1978. As of January 1, 2000, the Company was a leading global provider of enterprise business software, offering a comprehensive portfolio of enterprise software applications.

     On May 31, 2000, Invensys, through its wholly owned subsidiary, Invensys Holdings Limited, offered to purchase all the outstanding issued share capital of the Company for euro 2.85 per share. The offer was made pursuant to an Offer to Purchase and associated materials as filed and amended by Invensys with the U.S. Securities and Exchange Commission ("SEC") and other regulatory authorities. The Company's response to the offer was filed with the SEC as a Statement on Schedule 14D-9 on June 14, 2000. Over the course of the first five months of 2000, the Company engaged in strategic and financing discussions with financial investors, customers, partners and potential buyers. Based on those discussions and the operating environment confronting the Company at the time, the Company's management determined at that time that the Invensys offer was the best available solution for the Company.

     On July 26, 2000, Invensys announced that as of the then current expiration date of the offer approximately 134 million shares (approximately 50% of the outstanding shares of the Company) had been duly tendered. These tendered shares, when coupled with the 66 million shares then owned by Invensys Holdings, represented approximately 75% of the outstanding shares. Accordingly, the original minimum condition (tender of 95% of the outstanding shares) had not been satisfied. Invensys also announced that pursuant to an Asset Purchase Agreement and Offer Amendment dated as of July 26, 2000 among Invensys, Invensys Holdings, the Company and Baan Software B.V., Invensys Holdings had agreed to extend the offer for five business days and to reduce the minimum condition of the offer from 95% to a majority of the outstanding shares. In addition, Invensys Holdings waived the conditions to the completion of the offer requiring the absence of a material adverse effect on the Company and the absence of material breaches of the Company's representations and covenants under the offer agreement.

     Pursuant to the Asset Purchase Agreement, the Company and Baan Software B.V. agreed to sell to Invensys Holdings all of their assets. Invensys Holdings agreed that upon such sale, it would assume all of the liabilities of the Company and Baan Software B.V. and pay euro 762 million to the Company, subject to adjustment at the time of the Company's liquidation. Pursuant to the adjustment calculation, Invensys Holdings agreed to pay an amount at liquidation, if necessary, such that the Company will be able to distribute to its shareholders euro 2.85 per share on liquidation of the Company. The Company agreed to refund to Invensys Holdings any amount in excess of the amount, if any, that otherwise would be distributed to shareholders, such that the Company will be able to distribute to its shareholders euro 2.85 per share on liquidation of the Company. On August 18, 2000, at an extraordinary general meeting of the shareholders of the Company, the Asset Purchase Agreement was approved.

     Concurrently with entering into the Asset Purchase Agreement, the parties entered into a Revolving Credit Agreement and a Management Services Agreement. Pursuant to the Revolving Credit Agreement, Invensys Holdings provided an interim revolving credit line of euro 100 million to the Company. At the closing of the asset sale, Invensys Holdings assumed all of the obligations of the Company under the Revolving Credit Agreement and it was terminated. Pursuant to the Management Services Agreement, Invensys Holdings agreed to provide interim management services to the Company from the period between signing and closing of the asset sale. The agreement terminated at the closing of the asset sale.

     In connection with the asset purchase, Invensys announced that after the asset sale closed, the Company would be liquidated in a process which was expected to take up to 12 months. The asset sale closed on September 1, 2000. As payment of the purchase price, the Company and Invensys entered into a Loan Agreement for the euro 762 million. The loan is callable at any time by the Company and, in any case, is due and payable prior to August 31, 2001. It was intended that this amount, subject to the adjustment described above, would be paid by Invensys immediately prior to and would be the basis of the liquidation payment to the Company's shareholders.

     The tender offer expired on August 29, 2000. Invensys currently owns over 80% of the outstanding shares of the Company. The Company currently exists as a shell in anticipation of liquidation, having no operations, subsidiaries or property, plant or equipment.

Liquidation of the Company

     The applicable rules for liquidation are contained in Book 2 of the Dutch Civil Code, case law and the Articles of Association of the Company. Liquidation involves two steps, dissolution and winding up. The Company intends to proceed with the liquidation process as soon as practicable, but effects of ongoing litigation against the Company may prevent the Company from liquidating in an expeditious manner. The Company has also been examining the tax effects of the liquidation under newly adopted tax rules in the Netherlands.

Dissolution
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     In order to dissolve the Company, the Management Board must propose the dissolution to the shareholders of the Company. This proposal must be approved by the Supervisory Board and must be passed by an absolute majority of the shareholders in the general meeting of shareholders. The general meeting of shareholders must be convened by means of notice to holders of registered shares and publication in the Netherlands, with the Amsterdam Stock Exchange and abroad in each of those countries where the shares are listed. The notice and publication shall take place no later than on the fifteenth day prior to the date of the meeting.

Winding up
----------

     The Company will still exist after the proposal is passed but only for the purpose of winding up the Company's affairs and distributing its assets. The members of the Management Board are charged with the winding up of the Company's affairs and distributing its assets.

     The actions of the liquidators must be in the best interest of the objective of winding up the Company instead of the objectives of the Company as set out in its Articles of Association. The liquidators' priority must be to payment of the liabilities of the Company. If the liquidators are of the opinion that it is likely that the liabilities of the Company will exceed its assets, the liquidator shall apply to the court for a declaration of insolvency of the Company, unless the creditors prefer a members' voluntary winding up instead of an insolvency.

     If the assets exceed the liabilities, the liquidators shall pay all liabilities and the costs of the winding up of the Company using the assets of the Company. After the liabilities and costs of winding up are paid, if there is a surplus, the liquidators shall render an account concerning the amount and compilation of the surplus, and determine the strategy of how they are going to divide any surplus. They will file their account and strategy at the Chamber of Commerce of the Veluwe and Twente and at the office of the Company for a period of at least two months, where it shall be accessible to anyone. The liquidators are required to publish notice regarding the account and strategy, indicating where they are filed.

     Any remaining creditors can file a request of payment at the court within the two-month period after the account and strategy are filed. The liquidators are required to publish notice of any such requests as well as the result of the request. In principle, the liquidators cannot divide the surplus until the court reaches a verdict or the request has been withdrawn. This civil procedure can delay the winding up for a considerable period of time.

     Distribution of assets in advance can accelerate winding up a company. Although the liquidators cannot divide the surplus irrevocably until litigation has ended, they are allowed to divide assets in advance, before their account is filed. The liquidators can do so on their own authority. After the account is filed the liquidators are still allowed to divide the assets, but only with permission of the court. If it appears that assets have been distributed contrary to the account filed, then the liquidators will be obliged to reclaim those assets.

     The liquidators will divide the surplus in accordance with article 43
(3) of the Company's Articles of Association as follows: First, the holders of finance preference shares, if any, are to receive an established amount. The Company has no finance preference shares. Secondly, the balance then remaining shall be distributed among the holders of common shares in proportion to the number of common shares held by each of them. As discussed above, the adjustment to the purchase price paid by Invensys pursuant to the Asset Purchase Agreement must enable the Company to pay each remaining shareholder euro 2.85 per share.

     The winding up ends when the liquidators have paid the liabilities and the costs of the winding up, and if there is a surplus, have distributed all of the assets of the Company. The Company ceases to exist when the winding up ends. The duration of winding up the Company largely depends on whether one or more creditors will file a request at the Court.

Impact of Litigation
--------------------

     The Company is currently a defendant in several lawsuits, some of which are described in the Company's previous filings with the SEC. In general, there is no legal rule that prohibits the proposal or approval of dissolution, merely because a civil procedure has been instituted against the Company. Under Dutch law, the Company has to make a financial reservation in order to pay potential creditors such as plaintiffs. The liquidators may not adversely affect the financial position of the creditors, and potential creditors such as plaintiffs, when they dissolve the Company. The creditors and plaintiffs are affected adversely if, after the dissolution, the Company has insufficient assets to pay their claims. If liquidators find that the liabilities of the Company exceed its assets, it is under an obligation to file a bankruptcy petition to the Court. Consequently, the creditors and the plaintiffs will have to lodge their claim to the receiver, with the risk that they will only receive part of their claim, or nothing at all.

Tax Discussions with Dutch Tax Authorities
------------------------------------------

     At the end of October 2000, the Dutch tax authorities announced proposed changes to the tax regime in the Netherlands applicable to distributions by companies after 1 January 2001. The proposed changes were accepted by Dutch Parliament on 14 December 2000 and came into effect on 1 January 2001. These changes relate to the manner in which a corporate level surtax is computed upon certain distributions. Prior to these changes, the anticipated liquidation distribution by Baan Company NV would not have given rise to any liability to surtax. This may not be the case under the amended law. Baan and its advisors have been in discussions with the fiscal authorities in the Netherlands to ascertain the implications for the liquidation of Baan Company NV. It is expected that these discussions will be concluded shortly and guidance will be received from the authorities.

Uncertainty of Timing of the Liquidation Process
------------------------------------------------

     The Company remains committed to its liquidation. However, the timing of the liquidation as a result of the issues raised above remains uncertain.

Current Trading Markets

     The Company's common shares are quoted on the Official Market of the Amsterdam Stock Exchange under the symbol "Baan". As of August 31, 2000, the Company's Common Shares were quoted on the NASDAQ National Market under the symbol "BAANF." The Company applied on October 6, 2000 to NASDAQ to be de-listed from the NASDAQ National Market effective as of the end of that trading day. Pursuant to that application, the Company's Common Shares were delisted from the NASDAQ National Market on that day.